Exhibit I-1

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Release  No.  35-______;  70-________)               ___________,  1999

___________________________________
In  the  Matter  of                )
                                   )
Energy East Corporation, et al.    )
P.O.  Box  1196                    )
Stamford, Connecticut  060904-1196 )
___________________________________)



     NOTICE IS HEREBY GIVEN that Energy East Corporation ("Energy East"), P.O. Box 1196, Stamford, Connecticut 06904-1196, a New York corporation and an exempt public utility holding company, CMP Group, Inc. ("CMP Group"), 83 Edison Dr., Augusta, Maine, 04336, a Maine corporation and an exempt public utility holding company, and CTG Resources, Inc. ("CTG Resources"), 100 Columbus Boulevard, Hartford, Connecticut 06103, a Connecticut corporation and an exempt public utility holding company ("collectively, "the Applicants") have filed with this Commission an application pursuant to the Public Utility Holding Company Act of 1935 ("the Act"), designating Section 9(a)(2), Section 10(b) and Section 10(c) of the Act as applicable to the proposed transactions. The Applicants request an order of the Commission authorizing Energy East to acquire all of the issued and outstanding common stock of CMP Group and CTG Resources. Pursuant to the proposed transactions, CMP Group and CTG Resources would become direct subsidiaries of Energy East and Energy East would become a registered public utility holding company under the Act. The Applicants also seek approvals in connection with (i) the operation of Energy East as a combination electric, gas and utility holding company and (ii) the retention by Energy East of its non-utility activities, businesses and investments and the acquisition by Energy East of the non-utility activities, businesses and investments of CMP Group and CTG Resources.

     Energy East currently holds, directly or indirectly, in excess of 5% of the voting securities of two public utility companies as defined under the Act: New York State Electric & Gas Corporation ("NYSEG") and CMP Natural Gas, L.L.C. ("Maine Gas Co."). NYSEG is engaged in the business of purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. NYSEG also generates electricity from its 18 percent share of the Nine Mile Point Unit 2 Nuclear Plant ("NM2") and from its hydroelectric stations, however, NYSEG has agreed to sell its share of NM2 and anticipates that the sale will be completed by early 2000. NYSEG serves 826,000 electric customers and 244,000 natural gas customers in upstate New York. Maine Gas Co., a gas utility company, is in the process of constructing a local natural gas distribution system in certain areas of the State of Maine, and began to provide

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service  to  retail  customers  in  May  1999.  Maine  Gas Co is a joint venture between New England Gas Development Corp., a wholly-owned subsidiary of CMP Group, and Energy East Enterprises, Inc. ("EE Enterprises") a wholly-owned subsidiary of Energy East.

     Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act, including EE Enterprises and XENERGY Enterprises, Inc. ("XENERGY"). EE Enterprises is an exempt public utility holding company that indirectly holds public utility assets through its ownership of an 77 percent interest in Maine Gas Co. EE Enterprises' non-utility subsidiaries are New Hampshire Gas Corporation, an energy services company in New Hampshire specializing in propane air distribution systems; Southern Vermont Natural Gas Corporation, which is developing a combined natural gas supply and distribution project that includes an extension of a pipeline from New York to Vermont by Iroquois Gas Transmission System, and the development of natural gas distribution systems in Vermont; and Seneca Lake Storage, Inc., which proposes to own and operate a gas storage facility in New York

     XENERGY invests in providers of energy and telecommunication services. XENERGY Enterprises currently holds no public utility assets and is neither a public utility company nor a holding company under the Act. XENERGY's principal subsidiaries are XENERGY Inc., an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management; Energy East Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the northeastern United States; NYSEG Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the State of New York; Energy East Telecommunications, Inc. which provides telecommunication services, including the construction and operation of fiber optic networks; and Cayuga Energy, Inc., which holds investments in cogeneration facilities.

     Other current direct non-utility subsidiaries of Energy East are: Energy East Management Corporation, a Delaware corporation, that invests the proceeds of the sale of an affiliate's generation assets; Oak Merger Co., a Connecticut corporation, formed solely for the purpose of consummating the proposed merger with CTG Resources and which upon consummation of such merger, will change its name to, and operate under, the name of "CTG Resources, Inc."; EE Merger Corp., a Maine corporation, formed solely for the purpose of consummating the proposed merger with CMP Group.

     On April 23, 1999, Connecticut Energy Corporation ("Connecticut Energy") and Energy East entered into an agreement and plan of merger. By separate application dated August 30, 1999, Energy East has requested authorization from the Commission for Connecticut Energy to merge with and into a wholly-owned subsidiary of Energy East. Connecticut Energy, an exempt holding company that neither owns nor operates any physical property, is primarily engaged in the retail distribution of natural gas through its principal wholly-owned subsidiary, The Southern Connecticut Gas Company ("Southern Connecticut Gas"). Connecticut Energy, through its subsidiaries, is an energy delivery, products and services company that provides an array of energy commodities and services to commercial and industrial customers throughout New England. Southern Connecticut Gas serves approximately 158,000 customers in the State of Connecticut, primarily in 22 towns along the southern Connecticut coast from Westport to Old Saybrook, which include the urban communities of Bridgeport and New Haven.

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     Connecticut  Energy  also  has a number of direct and indirect subsidiaries that are not "public -utility companies" under the Act., including CNE Energy Services Group, Inc. ("CNE Energy"), CNE Development Corporation ("CNE Development") and CNE Venture-Tech, Inc. ("CNE Venture-Tech"). All three of these non-utility subsidiaries are Connecticut corporations.

     CMP Group is a holding company by virtue of owning, directly or indirectly, more than five percent of the voting securities of Central Maine Power, Maine Electric Power Company, Inc. ("MEPCO", NORVARCO and Maine Gas Co, all public utility companies as defined in the Act. Central Maine Power is the largest electric utility in Maine and serves approximately 533,000 customers in its 11,000 square-mile service area in southern and central Maine. Central Maine Power has divested and/or relinquished control over substantially all of its generating assets and purchase power contracts and now functions as an electric transmission and distribution utility. Pursuant to Maine electric utility restructuring legislation, as of March 1, 2000, Central Maine Power will not control any generation resources and all retail electric consumers in Maine will be able to choose their electric supplier. Since under Maine law, Central Maine Power would be able to serve only a limited number of retail customers and would not be the supplier of last resort, Central Maine Power has elected not to continue as a retail electric supplier. In the future, Central Maine Power will be a "wires" only transmission and distribution utility.

     Central Maine Power currently has two utility subsidiaries, each of which is organized and operates almost exclusively in Maine: MEPCo and NORVARCO. MEPCo owns and operates a 345-kV transmission interconnection between the Maine-New Brunswick, Canada international border at Orient, Maine. Central Maine Power owns a 78.3% voting interest in MEPCo, with the remaining interests owned by two other Maine utilities. NORVARCO holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator in Chester, Maine, adjacent to MEPCo's transmission interconnection.

     CMP Group holds an approximately 23% interest in Maine Gas Co., the joint venture with New England Gas Development Corporation and EE Enterprises.

     CMP Group's non-utility subsidiaries include: CNEX (formerly called CMP International Consultants) which provides consulting, planning, training, project management, and information and research services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services; MaineCom Services ("MaineCom") which develops fiber-optic data service for bulk carriers, provides other telecommunications services, and holds direct or indirect voting interests in various entities that are in the business of developing a fiber-optics network in the Northeast; Northeast Optic Network which develops, constructs, owns and operates a fiber optic telecommunications system in New York and New England (Maine-Com. owns 38.5% of its common stock); TelSmart which provides collections and related accounts receivable management services and has a division which collects charged-off accounts; Central Securities Corporation which owns and leases office and service facilities in Central Maine Power's service territory for the conduct of Central Maine Power's business (Central Maine Power owns all

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of  the  outstanding  common stock of Central Securities); Cumberland Securities
Corporation which owns and leases office and service facilities in Central Maine Power's service territory for the conduct of Central Maine Power's business (Central Maine Power owns all of the outstanding common stock of Cumberland Securities); and, The Union Water-Power Company ("Union Water") which provides utility construction and support services (On Target division), energy efficiency performance contracting and energy use and management services (Combined Energies division), and commercial and residential real estate development services (Union-Land Services and MaineHome Crafters division) (Union Water is a wholly-owned subsidiary of CMP Group).

     CTG Resources is an exempt public utility holding company that owns Connecticut Natural Gas Corporation ("CNGC"), a public utility that operates as a regulated local natural gas distribution company. CNGC distributes gas to approximately 143,300 customers in 22 Connecticut communities, principally in the Hartford-New Britain area and in Greenwich. CNGC's gas distribution business is subject to regulation by the Connecticut Department of Public Utility Control as to franchises, rates, standards of service, issuance of securities, safety practices and certain other matters.

     CTG Resources' non-public utility subsidiaries include: CNG Realty Corp. ("CNGR"), a single purpose corporation which owns the Operating and Administrative Center located on a seven-acre site in downtown Hartford,
Connecticut;     The  Energy  Network,  Inc  ("TEN"),  which,  through  its wholly-owned subsidiary, The Hartford Steam Company ("HSC"), provides district heating and cooling services to a number of large buildings in Hartford, Connecticut; TEN Transmission, a wholly-owned subsidiary of TEN, which owns a
4.87 percent interest in Iroquois Gas Transmission System; and ENI Gas Services, Inc. ("ENI Gas"), and TEN Services Inc., both wholly-owned subsidiaries of TEN, which together own 100% of KBC Energy Services, a partnership. TEN's other unregulated operating divisions offer energy equipment rentals, property rentals and financing services and own a 3,000 square foot building in Hartford, Connecticut.

     The acquisition by Energy East of the common stock of CMP Group will be effected pursuant to the terms of the Agreement and Plan of Merger dated June 14, 1999 ("CMP Group Merger Agreement"). Under the terms of the CMP Group Merger Agreement, each outstanding share of CMP Group's common stock, $5.00 par value per share, other than dissenting shares and treasury shares or shares owned by any subsidiary of the CMP Group, Energy East or any subsidiary of Energy East, will be converted into the right to receive $29.50 in cash. Approximately $957 million in cash will be paid to holders of shares of CMP Group common stock.

     The acquisition of Energy East of the common stock of CTG Resources will be effected pursuant to the terms of the Agreement and Plan of Merger dated June 29, 1999 ("CTG Merger Agreement"). Under the terms of the CTG Resources Merger Agreement, each outstanding share of CTG Resources' common stock, other than dissenting shares, will be converted into the right to receive (i) $41.00 in cash or (ii) a number of shares of Energy East common stock equal to the Exchange Ratio, or (iii) the right to receive a combination of cash and shares of Energy East common stock. The Exchange Ratio shall be equal to the CTG Resources cash consideration divided by either (i) the Energy East share price if the Energy East share price is equal to or less than $30.13 and equal to or more than $23.67, (ii) $30.13 if the Energy East share price is greater than $30.13, in which case the Exchange Ration will equal 1.3609, or (iii) $23.67 if the Energy East share prices is less than $23.67, in which case the Exchange Ratio will equal 1.7320.

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     The  shareholders  of  the  CMP  Group  and  CTG  Resources  approved their respective mergers with Energy East at meetings held on October 7, 1999 and October 18, 1999, respectively. Each of the companies has submitted applications requesting approval of the proposed mergers and/or related matters to the appropriate state and federal regulators. The Applicants believe that their combination will provide benefits to the public, investors and consumers, and that the mergers will meet all applicable standards under the Act.

     The combination of NYSEG's electric system and CMP Group's electric operations will result in a single, integrated electric utility system (the "new Energy East Electric System"). Integration of the new Energy East Electric
System will be facilitated by NYSEG's and Central Maine's membership in adjacent, highly interconnected and coordinated power pools (NEPOOL and the New York Power Pool) and their participation in interconnected independent system operators ("ISOs") (New York ISO and ISO-New England). This integration will be accomplished by the functioning of the open, competitive markets administered by the interconnected ISOs. Sellers and purchasers in either ISO's control area may engage in transactions in the other ISO's control area through readily-accessible, OASIS-based transmission access. Further, the combination of Energy East's current gas system (i.e., NYSEG's gas operations, Connecticut Energy and Maine Gas Co.) with the gas operations of CMP Group and CTG Resources will result in a single, integrated gas utility system (the "new Energy East Gas System"). Accordingly, the Applicants request the Commission to find that the new Energy East Electric System will be the primary integrated public utility system for purposes of Section 11(b)(1) and the new Energy East Gas System is a permissible additional system under Section 11(b)(1)A-C.

     The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________, 1999 to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549, and serve a copy on Energy East at the address specified above. Proof of service (by affidavit or, in case of attorney at law, by certificate) should be filed with the request. Any request for a hearing must identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted and/or permitted to become effective.

     For the Commission, by the Division of Investment Management pursuant to delegated authority.

                                        Jonathan  G.  Katz
                                        Secretary

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